FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2009
30 July 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statements on
Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3
(SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing Results for the twelve months ended 30 June 2009 - US Accounting Release released on 30 July 2009

Consolidated financial statements

Consolidated Income Statement for the year ended 30 June 2009

	Notes	2009 £m	2008 £m

Revenue	1	5,359	4,952
Operating expense	2	(4,546)	(4,228)
Operating profit		813	724

Share of results of joint ventures and associates	11	19	15
Investment income	3	35	47
Finance costs	3	(220)	(177)
Profit on disposal of joint venture	4	-	67
Impairment of available-for-sale investment	5	(191)	(616)
Profit before tax		456	60

Taxation	6	(197)	(187)
Profit (loss) for the year attributable to equity shareholders of the parent company		259	(127)

Earnings (loss) per share from profit (loss) for the year (in pence)
Basic	7	14.9p	(7.3p)
Diluted	7	14.8p	(7.3p)

Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2009

	2009 £m	2008 £m

Profit (loss) for the year attributable to equity shareholders of the parent company	259	(127)

Net profit (loss) recognised directly in equity
Gain (loss) on available-for-sale investments	12 96	(192)
Gain on cash flow hedges	377	43
Tax on cash flow hedges	(105)	(13)
Exchange differences on translation of foreign operations	19	4
	387	(158)

Amounts reclassified and reported in the income statement
Cash flow hedges	(351)	2
Tax on cash flow hedges	98	-
Transfer to profit (loss) on impairment of available-for-sale investment	-	343

	(253)	345

Net profit recognised directly in equity	134	187

Total recognised income and expense for the year	393	60

Consolidated Income Statement for the three months ended 30 June 2009

	2009 Three months ended 30 June £m (unaudited)	2008 Three months ended 30 June £m (unaudited)

Revenue	1,363	1,246
Operating expense	(1,172)	(1,026)
Operating profit	191	220

Share of results of joint ventures and associates	4	3
Investment income	2	9
Finance costs	(80)	(50)
Impairment of available-for-sale investments	-	(142)
Profit before tax	117	40

Taxation	(27)	(49)
Profit (loss) for the quarter attributable to equity shareholders of the parent company	90	(9)

Earnings (loss) per share from profit (loss) for the quarter (in pence)
Basic	5.2p	(0.5p)
Diluted	5.1p	(0.5p)

Consolidated Balance Sheet as at 30 June 2009

	Notes	2009 £m	2008 £m

Non-current assets
Goodwill		852	852
Intangible assets	9	345	303
Property, plant and equipment	10	799	722
Investments in joint ventures and associates	11	135	114
Available-for-sale investments	12	261	338
Deferred tax assets	13	17	23
Trade and other receivables	15	21	19
Derivative financial assets		202	13
		2,632	2,384

Current assets
Inventories	14	386	310
Trade and other receivables	15	613	566
Short-term deposits		90	185
Cash and cash equivalents		811	632
Derivative financial assets		37	5
		1,937	1,698

Total assets		4,569	4,082

Current liabilities
Borrowings	18	465	338
Trade and other payables	16	1,492	1,294
Current tax liabilities		173	151
Provisions	17	18	27
Derivative financial liabilities		46	83
		2,194	1,893

Non-current liabilities
Borrowings	18	2,279	2,108
Trade and other payables	18	66	67
Provisions	17	12	22
Derivative financial liabilities		82	160
		2,439	2,357

Total liabilities		4,633	4,250

Share capital	19	876	876
Share premium	20	1,437	1,437
Reserves	20	(2,377)	(2,481)
Deficit attributable to equity shareholders of the parent company	20	(64)	(168)

Total liabilities and shareholders' deficit		4,569	4,082

Consolidated Cash Flow Statement for the year ended 30 June 2009

	2009 £m	2008 £m

Cash flows from operating activities
Cash generated from operations	1,205	997
Interest received	47	43
Taxation paid	(178)	(163)
Net cash from operating activities	1,074	877

Cash flows from investing activities
Dividends received from joint ventures and associates	20	11
Net funding to joint ventures and associates	(3)	(6)
Purchase of property, plant and equipment	(261)	(215)
Purchase of intangible assets	(139)	(124)
Purchase of available-for-sale investments	(19)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	-	(72)
Proceeds from the sale of subsidiaries	-	3
Proceeds from the disposal of property, plant and equipment	2	-
Decrease (increase) in short-term deposits	95	(170)
Net cash used in investing activities	(305)	(579)

Cash flows from financing activities
Proceeds from borrowings	398	383
Repayment of borrowings	(434)	(16)
Repayment of obligations under finance leases	-	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	1	22
Purchase of own shares for ESOP	(40)	(45)
Interest paid	(217)	(165)
Dividends paid to shareholders	(298)	(280)
Net cash used in financing activities	(590)	(102)

Effect of foreign exchange rate movements	-	1

Net increase in cash and cash equivalents	179	197

Cash and cash equivalents at the beginning of the year	632	435

Cash and cash equivalents at the end of the year	811	632

Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2009 or 2008, for the purpose of the Companies Act 2006, but is derived from those financial statements. Statutory financial statements for 2009, on which the Group’s auditors have given an unqualified report which does not contain statements under s. 498(2) or (3) of the Companies Act 2006, will be filed with the Registrar of Companies prior to the Group’s next annual general meeting. Statutory financial statements for 2008 have been filed with the Registrar of Companies. The Group’s auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group’s financial statements for the year ended 30 June 2008.

1. Revenue

	2009 £m	2008 £m

Retail subscription (i)	4,184	3,769
Wholesale subscription	206	181
Advertising	308	328
Sky Bet	48	44
Installation, hardware and service	235	276
Other	378	354
	5,359	4,952

(i) Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

2. Operating expense

	2009 £m	2008 £m

Programming	1,750	1,713
Transmission, technology and networks	726	542
Marketing	907	743
Subscriber management and supply chain	662	700
Administration (i) (ii)	501	530
	4,546	4,228

(i) Included within administration for the year ended 30 June 2009 is £3 million (2008: £21 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider).

(ii) Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred during the year ended 30 June 2009.

3. Investment income and finance costs

	2009 £m	2008 £m

Investment income
Cash, cash equivalents and short-term deposits	30	25
Dividends receivable from available-for-sale investments	5	22
	35	47

	2009 £m	2008 £m

Finance costs
— Interest payable and similar charges
£1 billion Revolving Credit Facility (“RCF”)	(3)	(6)
Guaranteed Notes	(186)	(167)
Finance lease interest	(7)	(7)
	(196)	(180)

— Other finance (expense) income
Remeasurement of borrowings and borrowings-related derivative financial instruments (i)	(21)	4
Remeasurement of programming-related derivative financial instruments (i)	(3)	(1)
Gain arising on derivatives in a designated fair value hedge accounting relationship	46	14
Loss arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(46)	(14)
	(24)	3

	(220)	(177)

(i) Not qualifying for hedge accounting

4. Profit on disposal of joint venture

The Group made no disposals during the year ended 30 June 2009 and no profit or loss on disposal was realised. In the year ended 30 June 2008, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside of the United States of America). This was a non-cash transaction and realised a profit on disposal of £67 million.

5. Impairment of available-for-sale investment

The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group’s financial year, ITV’s closing equity share price was 33.8 pence.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV below the price of 20.0 pence as at 27 March 2009 will be recognised in the income statement at the relevant future balance sheet date. On 29 July 2009, the equity share price of ITV was 40.8 pence.

6. Taxation

Taxation recognised in the income statement

	2009 £m	2008 £m

Current tax expense
Current year	191	172
Adjustment in respect of prior years	10	7
Total current tax charge	201	179

Deferred tax expense
Origination and reversal of temporary differences	6	5
Adjustment in respect of prior years	(10)	3
Total deferred tax (credit) charge	(4)	8

Taxation	197	187

Taxation relates to a £190 million UK corporation tax charge (2008: £179 million) and a £7 million tax charge (2008: £8 million charge) in respect of the utilisation of previously recognised Luxembourg trading losses.

The tax expense for the year is higher (2008: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (28%) applied to profit before tax. The applicable enacted or substantially enacted rate of UK corporation tax for the year was 28% (2008: 29.5%).

7. Earnings per share

The weighted average number of shares for the year was:

	2009 Millions of shares	2008 Millions of shares

Ordinary shares	1,753	1,753
ESOP trust ordinary shares	(13)	(5)
Basic shares	1,740	1,748

Dilutive ordinary shares from share options	13	-
Diluted shares	1,753	1,748

The calculation of diluted earnings (loss) per share excludes 21 million share options (2008: 32 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings (loss) per share as they are anti-dilutive in the year.

Basic and diluted earnings (loss) per share are calculated by dividing the profit or loss for the year into the weighted average number of shares for the year.

	2009 pence	2008 pence

Earnings (loss) per share from profit (loss) for the year
Basic	14.9	(7.3)
Diluted	14.8	(7.3)

8. Dividends

	2009 £m	2008 £m

Dividends declared and paid during the year
2007 Final dividend paid: 8.90p per ordinary share	-	156
2008 Interim dividend paid: 7.125p per ordinary share	-	124
2008 Final dividend paid: 9.625p per ordinary share	167	-
2009 Interim dividend paid: 7.50p per ordinary share	131	-
	298	280

The 2009 final dividend proposed is 10.10 pence per ordinary share being £176 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 30 June 2009.

9. Intangible assets

	Internally generated intangible assets £m	Software development (external) £m	Software licenses £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m

Cost
At 1 July 2008	91	237	89	41	4	102	564
Foreign exchange movements	-	-	1	-	-	-	1
Other additions	34	20	19	35	13	39	160
Disposals	(5)	(5)	(8)	(5)	-	-	(23)
Transfers	4	50	-	1	-	(55)	-
At 30 June 2009	124	302	101	72	17	86	702

Amortisation
At 1 July 2008	35	160	54	12	-	-	261
Foreign exchange movements	-	-	1	-	-	-	1
Amortisation for the year	27	50	15	25	-	-	117
Impairments	1	-	-	-	-	-	1
Disposals	(5)	(5)	(8)	(5)	-	-	(23)
At 30 June 2009	58	205	62	32	-	-	357

Carrying amounts
At 1 July 2008	56	77	35	29	4	102	303
At 30 June 2009	66	97	39	40	17	86	345

During the year a review of the Group’s intangible asset categories was undertaken. A decision was made to further improve the presentation of the Group’s intangible assets by disaggregating “software development (external)” and “software licenses” from the “other intangible assets” category. The prior year comparatives have been re-presented accordingly.

10. Property, plant and equipment

	Land and freehold buildings £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m

Cost
At 1 July 2008	108	72	914	58	1,152
Foreign exchange movements	-	-	5	-	5
Other additions	25	5	85	136	251
Disposals	(5)	-	(74)	(2)	(81)
Transfers	-	-	1	(1)	-
At 30 June 2009	128	77	931	191	1,327

Depreciation
At 1 July 2008	20	22	388	-	430
Foreign exchange movements	-	-	3	-	3
Depreciation	4	7	154	-	165
Impairments	1	-	5	2	8
Disposals	(3)	-	(73)	(2)	(78)
At 30 June 2009	22	29	477	-	528

Carrying amounts
At 1 July 2008	88	50	526	58	722
At 30 June 2009	106	48	454	191	799

11. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

	2009 £m	2008 £m

Share of net assets:
- At 1 July	114	34
Acquisitions and disposals
- Disposal of joint venture	-	(15)
- Acquisition of associates	-	82

Movement in net assets
- Funding, net of repayments	3	6
- Dividends received	(20)	(11)
- Share of profits	19	15
- Exchange differences on translation of foreign joint ventures and associates	19	3

At 30 June	135	114

12. Available-for-sale investments

	2009 £m	2008 £m

Investment in ITV at cost	946	946
Unrealised gain on ITV investment	96	-
Impairment of ITV investment	(807)	(616)
Fair value of ITV investment	235	330
Other investments at cost	26	8
	261	338

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group’s financial year, ITV’s closing equity share price was 33.8 pence.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

13. Deferred tax

Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based payments temporary differences £m	Financial instruments temporary differences £m	Total £m

At 1 July 2008	(9)	7	8	18	(1)	23
Credit (charge) to income	7	(5)	(2)	7	(3)	4
Charge to equity	-	-	-	(3)	(7)	(10)
At 30 June 2009	(2)	2	6	22	(11)	17

14. Inventories

	2009 £m	2008 £m

Television programme rights	274	219
Set-top boxes and related equipment	97	81
Other inventories	15	10
	386	310

15. Trade and other receivables

	2009 £m	2008 £m

Net trade receivables	179	195
Amounts receivable from joint ventures and associates	5	10
Amounts receivable from other related parties	-	6
Prepayments	221	149
Accrued income	116	105
VAT	52	51
Other	40	50
Current trade and other receivables	613	566
Non current prepayments	21	19
Total trade and other receivables	634	585

Included within current trade and other receivables is £54 million (2008: £36 million) which is due in more than one year.

16. Trade and other payables

	2009 £m	2008 £m

Trade payables	434	270
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	42	32
VAT	93	105
Accruals	586	534
Deferred income	269	289
Other	65	61
	1,492	1,294

17. Provisions

	At 1 July 2008 £m	Provided during the year £m	Utilised during the year £m	At 30 June 2009 £m

Current liabilities
Restructuring provision	6	-	(6)	-
Acquired and acquisition related provisions	14	8	(8)	14
Other provisions	7	1	(4)	4
	27	9	(18)	18

Non-current liabilities
Acquired and acquisition related provisions	8	-	(7)	1
Other provisions	14	-	(3)	11
	22	-	(10)	12

18. Borrowings and non-current other payables

	2009 £m	2008 £m

Current borrowings
Guaranteed Notes	463	301
Loan Notes	2	37
	465	338

Non-current borrowings
Guaranteed Notes	2,208	2,041
Obligations under finance leases	71	67
	2,279	2,108

Non-current other payables
Amounts owed to other related parties	5	-
Accruals	18	19
Deferred income	43	48
	66	67

19. Share capital

	2009 £m	2008 £m
Authorised ordinary shares of 50p
3,000,000,000 (2008: 3,000,000,000)	1,500	1,500

Allotted, called-up and fully paid
1,752,842,599 (2008: 1,752,842,599)	876	876

20 . Reconciliation of shareholders' deficit

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available -for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' deficit £m

At 1 July 2008	876	1,437	(37)	7	-	335	(2,786)	(168)

Recognition and transfer of cash flow hedges	-	-	-	26	-	-	-	26
Tax on items taken directly to equity	-	-	-	(7)	-	-	(3)	(10)
Revaluation of available-for-sale investment	-	-	-	-	96	-	-	96
Exchange differences on translation of foreign operations	-	-	-	-	-	19	3	22
Share-based payment	-	-	(36)	-	-	-	45	9
Profit for the year	-	-	-	-	-	-	259	259
Dividends	-	-	-	-	-	-	(298)	(298)

At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 30 July 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary